Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

August 27, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:    SEC Comment Letter dated August 16, 2012 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2011 filed February 13, 2012 and Form 10-Q for the Quarter Ended June 30, 2012 filed July 27, 2012

File No. 001-6402

Dear Mr. Spirgel:

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on September 5, 2012. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer